MAIL STOP 05-11


March 15, 2005

Stephen G. Luke, Chief Executive Officer
Nationwide Financial Solutions, Inc.
3231 S. Country Club Way, Suite 102
Tempe, Arizona  85282

      Re:	Nationwide Financial Solutions, Inc.
   Registration Statement on Form SB-2
      File No. 333-120428
      Amendment No. 1 Filed February 24, 2005

Dear Mr. Luke:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the shares being offered by officers, directors, affiliates and control persons will be offered at a fixed price of $2.00 per share for the duration of the offering. In the selling shareholder section, please identify these individuals. Since the shares offered by these persons are deemed to constitute a primary offering, the offering must be prompt and continuous for the duration. As such, please indicate the termination date for the offering by these persons. See Rule 415(xi) and (a)(2) of the Securities Act.



2. You disclose that the shares issued to creditors and equity security holders of New Bridge are "free trading" pursuant to provisions of the US Bankruptcy Code. Advise as to the provision of the Code you are relying upon and supplementally provide the basis
for your belief that the shares are "free trading."   In addition,
supplementally advise as to the applicability of Staff Legal
Bulletin
4 with respect to the spin-off.

3. It is not clear to what extent your company utilizes the federal and state bankruptcy and insolvency statutes in assisting its clients. Please clarify throughout. In addition, discuss the pending revisions in the federal bankruptcy laws which appear to include provisions that may make personal bankruptcy more difficult and less attractive for your clients.

Summary, page 1

4. We remain unclear as to the reason why your insurance did not cover the loss caused by the fire. Please discuss hereunder and indicate whether you have remedied this situation.

Management`s Discussion and Analysis of Results of Operations and
Financial Condition, page 10

5. In your discussions of Cash Flow - Operating Activities, you appear to have reiterated the fluctuations in the Balance Sheet accounts as reflected in the Statement of Cash Flows without providing an explanation of the underlying reasons behind the fluctuations. Please revise your disclosures accordingly.

6. You disclose at the top of page 19 that you procured $950,000 through the issuance of 975,000 shares during the 6 months ended
12/31/04.  We are unable to locate these shares in Item 26 of Part
II.

7. Concerning the repayment of the ISI loans, please indicate on page
17 (and under Related Party and Other Transactions on page 33) the repayment was other than in cash and in full.

Business, page 22

8. Please disclose the identity for all promoters and affiliates of predecessors of the company. In this regard, it would appear New Bridge falls within the definition of a "predecessor" as contained in
Rule 405 of Regulation C of the Securities Act. As such, the business and background of that company must be discussed hereunder as required by Item 101 of Regulation S-B.

Security Ownership of Certain Beneficial Owners and Management,
page
28

9. Reconcile the number of shares beneficially owned by William
Luke
with the number offered for resale in the selling shareholder table.
Selling Stockholders, page 30

10. We note that the shares issued to Pursuit have been distributed to the LLC`s members. Please identify these individuals.

Related Party and Other Material Transactions, page 33

11. Please indicate the nature of your relationship with Shalimar.

Description of Capital Stock, page 33

12. We note reference to various warrants but are unable to locate these in Item 26 of Part II.

Financial Statements

Statement of Operations

13. We note the reclassifications between Cost of Revenues, Selling and Marketing, and General and Administrative expenses for the years ended June 30, 2004 and June 30, 2003. Please tell us supplementally
(and revise to describe) the reason for the reclassifications.

14. You need only present interim financial statements for the year-
to-date periods in a registration statement. Revise to delete the quarterly statements of operations for the three months ended December 31, 2004 and 2003 and reference to the three month period in the notes to the financial statements.  Refer to Item 310(b) of
Regulation    S-B.


Part II

Item 26. Recent Sales of Unregistered Securities

15. Based on the current number of shares outstanding, it appears shares have been issued since you filed your registration statement on November 12, 2004. Please disclose the exemption relied upon and related information as required by Item 701 of Regulation S-B. We remind you that with limited exception, an issuer risks integration of a private placement concurrent with a public offering. See Black
Box Inc. (June 26, 1990).

Item 27.  Exhibits

16. Revise your legality opinion to indicate that the opinion opines upon Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and all reported judicial decisions interpreting those laws. See prior comment 55. In addition, the opinion does not appear to include all shares being registered.

17. We note your response to prior comment 56 regarding "public stockholders" and we reiterate our confusion. Since there is no public market for your shares, how are these individual deemed "public stockholders"? In addition, please provide the basis for your conclusion that failure to register the shares within 45 days did not create "any contingencies for any liabilities" to you.

18. We are unable to locate Mr. Luke`s payment guarantee.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Babette Cooper at (202) 824-5069. Questions on other disclosure issues may be directed to William Bennett at (202) 942-0135.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc:	Gary A. Agron, Esq.
      Fax: (303) 770-7257


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Nationwide Financial Solutions, Inc.
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